August 30, 2010

Mr. Geoffrey G. Jervis
Chief Financial Officer
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, New York 10022

> **Re: Capital Trust, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/2/2010**
> **Proxy Statement on Schedule 14A**
> **Filed on 4/29/2010**
> **File No. 001-14788**

Dear Mr. Geoffrey G. Jervis:

We have reviewed your response letter dated August 13, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 9 – Debt Obligations

Collaterialized Debt Obligations, page F-33

1. We have considered your response to comment three. We note that you do not believe there is a need to record any additional provision for loss against assets that are consolidated and that any breach of a representation or warranty is factored into your impairment analysis of the assets in question. Please clarify whether you would be required to incur any additional expenses during the fulfillment of your recourse obligation. If so, please tell us how you considered the guidance in Topic 450 of the FASB Accounting Standards Codification in determining that a liability for these expenses is not needed. In addition, please define the specific representations and warranties provided and disclose the maximum potential amount of future payments under the recourse obligation. To the extent, there is no limitation or an estimate is not determinable, please state so or describe the reasons why you cannot estimate the maximum potential amount. Reference is made to paragraphs 460-10-50-4(a)(3) and (b) of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have any questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant